Registration Statement No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933


                              ROYAL OAK MINES INC.

             (Exact name of registrant as specified in its charter)


        Ontario, Canada                              98-0160821
(State or other jurisdiction of                   (I.R.S. Employer
 incorporation or organization)                 Identification Number)



                         c/o Royal Oak Mines (USA) Inc.
                               5501 Lakeview Drive
                              Kirkland, Washington,
                                 USA, 98033-7314
                                 (425) 822-8992
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           William J.V. Sheridan, Esq.
                                  Lang Michener
                      Suite 2500, BCE Place, 181 Bay Street
                                Toronto, Ontario
                                     M5J 2T7
                                 (416) 360-8600
            (Name, address and telephone number of agent for service)

         Approximate date of commencement of the proposed sale of the securities to the public. As soon as practicable following the effective date of this Registration Statement.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box./ /

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         CALCULATION OF REGISTRATION FEE


 Title of securities to       Amount to be          Proposed maximum       Proposed maximum           Amount of
     be registered             registered          aggrgate price per     aggregate offering    registration fee (1)
                                                        unit (1)               price (1)
     Common Shares             10,000,000               $0.7188              $7,188,000.00            $1,998.26

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 on the basis of the average high and low prices reported on the American Stock Exchange Composite Tape on October 28, 1998.

(2) Also being registered are the Common Share Purchase Rights of Royal Oak Mines Inc. associated with the Common Shares.


         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED OCTOBER 30 1998.

         The information in this Prospectus is not complete, and it may change. This Prospectus is included in a registration statement that we filed with the Securities and Exchange Commission. The selling shareholders cannot sell these securities until that registration statement becomes effective. This Prospectus is not an offer to sell these securities or the solicitation of an offer to buy these securities in any state or other jurisdiction where an offer to sell or the solicitation of an offer to buy is not permitted.

PROSPECTUS

                            10,000,000 COMMON SHARES



                              ROYAL OAK MINES INC.



         The shareholders of Royal Oak Mines Inc., a corporation organized under the laws of the Province of Ontario, Canada, identified in this Prospectus under the heading "Selling Shareholders" are offering and selling 10,000,000 common shares of the Company.

         The selling shareholders anticipate selling the shares from time to time primarily in transactions (which may include block transactions) on the American Stock Exchange or The Toronto Stock Exchange at the then current market price. They may also sell shares in negotiated transactions or otherwise at varying prices that will be determined at the time of sale. We will not receive any of the proceeds from the sale of the shares by the selling shareholders.

         The common shares are quoted on the American Stock Exchange under the symbol "RYO" and The Toronto Stock Exchange under the symbol "RYO". On October 28, 1998, the last sales price of the common shares as reported on the American Stock Exchange was $0.688 (US) and on The Toronto Stock Exchange was $1.08. Prospective Investors should obtain a current quote for the common shares.

         Our principal executive offices are located at 5501 Lakeview Drive, Kirkland, Washington, 98033-7314, U.S.A., and our telephone number is (425) 822-8992.

                         -----------------------------

         Investment in the common shares involves certain risks. See "Risk Factors" beginning at page 5.

                         -----------------------------

The enforcement by investors of civil liabilities under the federal securities laws may be adversely affected by the fact that the Company is incorporated or organized under the laws of a foreign country, that some or all of the experts named in this Prospectus may be residents of a foreign country and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

                 The date of this Prospectus is October 30, 1998

                                TABLE OF CONTENTS



EXCHANGE RATE DATA.............................................................4

ABOUT ROYAL OAK MINES INC......................................................5

RISK FACTORS...................................................................5

RECENT DEVELOPMENTS...........................................................12

USE OF PROCEEDS...............................................................16

PRICE RANGE AND TRADING VOLUME OF COMMON SHARES...............................16

LEGAL PROCEEDINGS.............................................................18

SELLING SHAREHOLDERS..........................................................21

PLAN OF DISTRIBUTION..........................................................23

WHERE YOU CAN FIND MORE INFORMATION...........................................24

INCORPORATION OF INFORMATION FILED WITH THE COMMISSION........................24

LEGAL MATTERS.................................................................26

EXPERTS ......................................................................26

         Some of the statements contained in or incorporated by reference unto this Prospectus refer to the future performance, plans and expectations of the Company and are forward-looking. These statements are based on a number of variables and assumptions that are inherently uncertain. Among other things, they include statements regarding (a) the Company's ability to successfully complete development projects within projected capital budgets or to carry on mining operations within projected operating budgets, (b) volatility in the price of gold, copper and other commodities, (c) interest and foreign exchange rates, (d) government regulation and agency action, (e) competing land claims,
(f) the accuracy of estimates of ore reserves and mineral inventory and (g) general economic and competitive conditions. Actual future results or values may differ significantly from those suggested by the forward-looking statement for various reasons, including those discussed under "Risk Factors". We are under no obligation to update these statements.








                                      (3)

                               EXCHANGE RATE DATA

         We publish our consolidated financial statements in Canadian dollars. All dollar amounts used in this prospectus are expressed in Canadian dollars unless we otherwise specifically indicate. The following table sets forth, for the periods indicated, the high and low exchange rates (i.e., the highest and lowest rates at which Canadian dollars were sold), the average exchange rate (i.e., the average of the exchange rates on the last business day of each month during the applicable period) and the period end exchange rate of the Canadian dollar in exchange for the United States dollar. The rate is calculated from the inverse of the exchange rate reported by the Federal Reserve Bank of New York for cable transfers payable in Canadian dollars as certified for customs purposes (the "Noon Buying Rate"). On October 28, 1998, the inverse of the Noon Buying Rate was Cdn $1.00 equals $0.6485(US).


                                                   Year Ended December 31                   Nine Months
                                                                                               ended
                                                                                            September 30
                                        ------------------------------------------------   --------------
                                           1994        1995        1996         1997           1998
                                        -----------  ----------  -----------  ----------   --------------
Exchange rate at period end               0.7129     0.7323       0.7301       0.7034         0.6533
Average exchange rate during the period   0.7321     0.7305       0.7332       0.7222         0.6831
Highest exchange rate during the period   0.7632     0.7527       0.7513       0.7489         0.7105
Lowest exchange rate during the period    0.7105     0.7023       0.7235       0.6947         0.6321












                                      (4)

--------------------------------------------------------------------------------
                           ABOUT ROYAL OAK MINES INC.

         Royal Oak Mines Inc. ("Royal Oak" or the "Company") was formed from the amalgamation on July 23, 1991 of Giant Yellowknife Mines Limited, Pamour Inc., Pamorex Minerals Inc., Royal Oak Resources Ltd. and Akaitcho Yellowknife Gold Mines Limited. On January 1, 1992 Royal Oak amalgamated with its wholly-owned subsidiary Supercrest Mines Limited and on December 29, 1997 the Company amalgamated with its wholly-owned subsidiary Kemess Mines Inc. The head office and principal place of business of the Company is 5501 Lakeview Drive, Kirkland, Washington 98033-7314. References in this Prospectus to a particular fiscal year of the Company are to the year which ends on December 31.

         Royal Oak is a major North American gold mining company which, together with its predecessors, has produced in excess of 50 million ounces of gold over a 60-year period. In 1997, the Company owned and operated five producing gold mines. The Company commenced limited production at its new Kemess South gold-copper mine located in British Columbia on May 19, 1998. See "Operating Properties - Kemess South". The Company has several projects (Matachewan, Duport, Red Mountain and the Pamour expansion) at various stages of development. Work on these projects was postponed in 1997 due to low gold prices and the need to conserve cash to complete construction of the Kemess South mine. The Company has extensive land positions in Canada covering approximately 562,000 acres, as well as approximately 238,000 acres in Fiji, which provide it with the opportunity to expand its reserves through focused exploration and development. As of and for the fiscal year ended December 31, 1997, Royal Oak had approximately 7.0 million ounces of mineable gold reserves and had produced 351,349 ounces of gold.

         The Company's five producing gold mines in 1997 consisted of the Colomac and Giant mines in the Northwest Territories, the Pamour and Nighthawk mines in Ontario and the Hope Brook mine in Newfoundland. In September 1997, the Company closed the Hope Brook mine after depletion of ore reserves, and in December 1997, the Company closed the high cost Colomac mine for economic reasons. Both mines have been placed on care and maintenance. Through acquisitions, exploration and the implementation of more advanced and efficient mining methods, the Company has increased its annual production from 194,952 ounces of gold in 1991 to 351,349 ounces of gold in 1997, with record gold production of 389,203 ounces recorded in 1996. The Company conducts a focused exploration program to develop additional mineable gold reserves in close proximity to its existing mines in order to maximize the utilization of its processing facilities and to increase processing efficiencies. The reduction of approximately 2.9 million ounces, or 29%, from the 9.9 million ounces reported at December 31, 1996, mainly reflects the estimation of ore reserves at a gold price of $495 per ounce ($350(US) per ounce) at December 31, 1997 compared with $527 per ounce ($390(US) per ounce) at the end of 1996.
--------------------------------------------------------------------------------

                                  RISK FACTORS

         You should consider carefully the risk factors set forth below as well as the other information contained or incorporated in this Prospectus before deciding to invest in the shares of common stock.

ADVERSE CONSEQUENCES OF FINANCIAL LEVERAGE

         As at October 28, 1998, the Company has approximately $321(US) million in principal amount of long term secured undeptedness outstanding (approximately $497(Cdn.) million based on the exchange rate as of the date hereof). Such amount does not include capital leases of approximately $24.4 million. When combined, the Company's secured indebtedness and capital leases represent approximately 72% of the Company's total capitalization, and the Company's average annual interest expense relating to such secured indebtedness and capital leases is approximately $40.8(US) million (approximately $63(Cdn.) million based on the exchange rate as of the date hereof).

                                      (5)

         The degree of the Company's leverage is important for a number of reasons, including: (i) requiring the Company to dedicate a significant portion of the Company's cash flow from operations to debt service requirements, thereby reducing the funds available for operations and future business opportunities; and (ii) increasing the Company's vulnerability to adverse economic and industry conditions. In addition, under the various agreements which govern the Company's outstanding secured indebtedness, the Company is prohibited from incurring any additional material indebtedness. These prohibitions restrict the Company's ability to fund its operating working capital and future business opportunities by incurring additional indebtedness.

         The Company's ability to make scheduled repayments of its present indebtedness will depend on, among other things, (a) future gold and copper volatility (see below), (b) the future operating performance of the Company including the ability of the Kemess South mine to operate at anticipated levels and (c) costs of production and the Company's ability to refinance its indebtedness when necessary. Each of these factors is to a large extent subject to economic, financial, competitive and other factors beyond the Company's control. We cannot assure you that we will be able to make these scheduled repayments on a timely basis.

GOLD AND COPPER PRICE VOLATILITY

         The Company's profitability is significantly affected by changes in the market prices of gold and copper. Gold prices may fluctuate dramatically and are affected by numerous industry factors such as demand for precious metals, forward selling by producers, central bank sales and purchases of gold and production and cost levels in major gold-producing regions such as North America, South Africa and the former Soviet Union. Moreover, gold prices are also affected by macro-economic factors such as expectations for inflation, interest rates, currency exchange rates and global or regional political and economic situations. The current demand for, and supply of, gold affects gold prices, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. The potential supply of gold consists of new gold mine production plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. The establishment of a single central bank authority for the European Union may result in sales of gold currently held by the central banks of member nations. Since mine production in any single year constitutes a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant effect on the supply of gold or on its price.

         Copper prices may also fluctuate dramatically and are affected by numerous factors beyond the Company's control including (a) expectations of inflation, (b) speculative activities, (c) the relative exchange rate of the United States dollar with other currencies, (d) global and regional demand, and
(e) production and production costs in major producing regions. For example, between January 1, 1997 and October 28, 1998, the price per pound of copper fluctuated between a high of $1.2338(US) and a low of $0.7043(US). The aggregate effect of these factors, all of which are beyond the Company's control, is impossible to predict.

         If gold and/or copper prices should decline below the Company's cash costs of production and remain at such levels for any sustained period, the Company could determine that it is not economically feasible to continue commercial production at any or all of its mines. The Company has recently undertaken an analysis of the carrying value of its assets to determine recoverability of its investments. As a result of this analysis, the Company plans to make a pre-tax provision of approximately $81 million for the revaluation of the carrying value of some of its assets to their estimated realizable value. This writedown of the carrying value of any such assets will be reflected as a non-cash charge in the consolidated financial statements for the period ended September 30, 1998. See "Recent Developments - Writedown of Assets". The Company enters into hedging programs, from time to time, to reduce certain of the risks associated with gold and/or copper price volatility. However, we cannot assure you that such hedging strategies will be successful. See "Risk Factors - Hedging Activities". The aggregate effect of these factors, all of which are beyond the Company's control, is impossible to predict.

                                      (6)

         The volatility of gold and copper prices is illustrated in the following table which sets forth the average of the daily closing prices in United States dollars of gold and copper for 1980, 1985, 1990, 1995 and each year thereafter until 1998:

                              1980         1985         1990         1995          1996         1997       1998(3)
                           -----------  ------------ ------------ ------------  -----------  -----------  -----------
  Gold(1) (per ounce)      $614.32       $317.22      $383.64      $384.08       $391.59      $331.29      $294.40

  Copper(2) (per pound)     0.990         0.643        1.208        1.331         1.060        1.032        0.762

   -------------------

     (1) London Bullion Market

     (2) London Metal Exchange

     (3) Through October 28, 1998

         As of October 28, 1998 the closing price for gold was $293.15(US) per ounce and the closing price for copper was $0.704(US) per pound.

         At the current world market price for gold, the Company's Giant, Pamour and Nighthawk mines are, effectively, breaking even on a cash basis. Revenues from gold produced at such mines are offsetting the current cash costs of operations at such mines but are not sufficient to cover the total costs of operations of such mines. Accordingly, if the current world market price of gold continues for a sustained period, it is likely that operations may be temporarily suspended, or one or all of such mines may be closed and placed on care and maintenance. In the event of any such closures, the ability of the Company to make the interest payments and scheduled principal repayments of its secured indebtedness is doubtful and may result in one or more defaults under the agreements which govern such secured indebtedness.

         At current world market prices of gold and copper and provided that the Company's operating mines achieve their forecast production and cost targets for 1998, the Company currently expects to have sufficient cash to meet interest payments arising during the balance of 1998. However, at such price levels the Company's ability to meet interest payments and scheduled principal repayments of secured indebtedness occurring after 1998 will depend upon the Company's ability to maintain its costs of production at or below current levels, the performance of the Company's operating mines at or above forecast production, and its ability to refinance principal repayments as they fall due.

         Under the terms of the agreements which govern the Company's currently existing secured indebtedness, a default under any of such agreements may lead to a cross default under all of such agreements, with the result that, if there is a default under any such agreements, all long-term secured debt together with interest accrued but unpaid thereon may thereupon become due and payable.

HEDGING ACTIVITIES

         In the normal course of its business, the Company uses gold spot deferred contracts, gold forward sales commitments and gold call option contracts to manage its exposure to fluctuations in the price of gold. Contracted prices on spot deferred and forward sales contracts are recognized in revenue when production is delivered against the commitment. If actual delivery is not made against a particular spot deferred contract at the time of maturity, gains or losses, if any, are recognized at that time. In addition, the Company uses foreign exchange contracts to minimize the impact of fluctuations in foreign currency prices. Contract positions are designed to ensure that the Company will receive a defined minimum price for certain quantities of its production. The related costs paid or premiums received for option contracts

                                      (7)
which hedge the sales prices of commodities are deferred and included in income as part of the hedged transaction. Revenues from the aforementioned contracts are recognized at the time contracts expire or are closed out by either delivery of the underlying commodity or settlement of the net position in cash. The Company is exposed to certain losses on forward sales contracts, generally the amount by which the contract price exceeds the spot price of the commodity, in the event of non-performance by the counterparties to these agreements. The Company believes that it has minimized credit risk relating to its hedging activities by dealing with large credit-worthy institutions and by limiting its credit exposure to such institutions. Due to the significant decline in gold and copper prices over the last eighteen months and the decline in the value of the Canadian dollar relative to the United States dollar in the last seven months, the Company has recently realized significant hedging losses.

Commodity Hedging

         As of September 30, 1998, the Company had contractual arrangements, in both United States and Canadian dollars, for 710,000 ounces of gold call options written with expiry dates between 1998 and 2002 at strike prices of $312(US) to $356(US) per ounce.

         For the fiscal year ended December 31, 1997 and for the six month period ended June 30, 1998, the Company suffered a $22.5 million loss and a $6.1 million gain, respectively, on commodity hedging activities.

Foreign Exchange

         Currency fluctuations may affect the cash flow which the Company will realize from its operations as gold and copper are sold in world markets in United States dollars and the Company's costs are incurred primarily in Canadian dollars. The Company reports its financial statements in Canadian dollars. From time to time, the Company enters into hedging programs to reduce certain risks associated with foreign exchange exposure, although there can be no assurance that such hedging strategies will be successful. For the fiscal year ended December 31, 1997 and for the six month period ended June 30, 1998, the Company suffered a $23.8 million loss and a $9.6 million loss, respectively, on currency hedging activities.

ORE RESERVE ESTIMATES; MINERAL INVENTORY

         The ore reserves presented or incorporated by reference in this Prospectus are estimates and no assurance can be given that the indicated amount of gold or other minerals may be economically recovered. Ore reserve estimates may require revisions based on actual production experience, exploration activities and metal prices. Only certain of the Company's reserves have been reviewed and confirmed by independent sources. Reserves are typically calculated using current geological and calculation methods, which might not detect fraudulent activities such as the introduction into ore samples of gold or other precious or base metals from unrelated sources. The ore grade actually recovered by the Company may differ from the estimated grade of reserves. The Company revises it reserve estimates at each year end based on the results of the year's exploration activities, metal production and metal prices. Many factors relating to each mine, such as the design of the mine plan, unexpected operating and processing problems, increases in the stripping ratio in open pit mines, unforeseen geotechnical conditions which may result in increased ground support or dilution in underground operations, and the complexity of the mineralogy and metallurgy of an ore body, may adversely affect cash costs. Moreover, fluctuations in the market price of gold, copper or other minerals, as well as increased production costs or reduced recovery rates, may render reserves containing relatively lower grades of mineralization uneconomic to recover and may ultimately result in a reduction of reserves and mineral inventory.

GOVERNMENTAL PERMITS AND PAYMENTS

         In the ordinary course of business, mining companies are required to seek governmental permits for expansion of existing operations or for the commencement of new operations. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on the part of the Company. The duration and success of permitting efforts are contingent upon many variables not within the Company's control. Environmental protection permitting, including the approval of reclamation plans, may significantly increase costs

                                      (8)
and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by the Company. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Company would not proceed with the development or continued operation of a mine or mines.

         The Company commenced limited production at the Kemess South mine on May 19, 1998. On October 7, 1998, the Company announced that the Kemess South mine reached commercial production after meeting design criteria on separate campaigns mining and processing hypogene and supergene ore types. The development of the Kemess South mine was facilitated by approximately $162 million of compensation, economic assistance and investment from the British Columbia provincial government.

REGULATIONS AND MINING LAW

         The Company's mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, monitoring, protection and remediation of the environment, reclamation, mine safety, toxic substances and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities. It is possible that the costs and delays associated with compliance with laws and regulations could become such that the Company would not proceed with the development or continue the operation of a mine or mines.

         The Company has expended significant resources, both financial and managerial, to comply with environmental protection laws, regulations and permitting requirements and the Company anticipates that it will continue to do so in the future. Although the Company believes that its operations and facilities comply in all material respects with applicable environmental protection requirements, there can be no assurance that additional significant costs and liabilities will not be incurred to comply with current and future requirements. In July 1997, the combination of inordinately wet weather and fine particulate soil conditions resulted in a Pollution Abatement Order being issued against Kemess Mines Inc., a predecessor of the Company, for the release of sedimentation into water courses around the Kemess South mine construction site. The Company has worked closely with the federal and provincial governments to improve its control measures and ensure compliance with the above Order and applicable legislation. Moreover, it is possible that future developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to natural resources, property and persons resulting from or alleged to result from the Company's operations, could result in substantial costs and liabilities in the future. See "Legal Proceedings".

MINING RISKS AND INSURANCE

         The business of mining for gold and other metals is generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, labour disputes, aboriginal land claims, native blockades, encountering unusual or unexpected geological conditions, stope failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, blizzards and earthquakes. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company maintains insurance against risks that are typical in the mining industry, but which may not provide adequate coverage in certain circumstances. Moreover, insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of exploration and production) is not generally available to

                                      (9)
companies within the industry. Without such insurance, if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce its available funds.

EXPLORATION AND ORE RESERVE GROWTH

         Exploration for gold and other precious metals is highly speculative in nature, involves many risks and is frequently unsuccessful. We cannot assure you that exploration efforts will result in the discovery of gold mineralization or that any mineralization discovered will result in an increase of reserves. If ore reserves are developed, it may take a number of years and substantial expenditures from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change substantially. We cannot assure you that the exploration programs will result in the replacement of current production with new reserves or that the development programs will be able to extend the life of existing mines or locate new mines. In the event that new reserves are not developed, the Company may not be able to sustain its current level of gold production. In 1997, the Company ceased operations at its Hope Brook, Newfoundland and Colomac, Northwest Territories mines as a result of the high operating costs relative to the price of gold and, in the case of the Hope Brook mine, the depletion of ore reserves.

DEVELOPMENT PROJECTS

         General - The Company from time to time engages in the development of new ore bodies, both at newly acquired properties and currently existing mining operations. The Company's ability to sustain or increase its present level of gold production is dependent in part on the successful development of such new ore bodies and/or expansion of existing mining operations. The economic feasibility of any individual development project and all such projects collectively is based upon, among other things, estimates of ore reserves, metallurgical recoveries, production rates and capital and operating costs of such development projects and future metal prices. Development projects are also subject to the completion of favorable feasibility studies, the issuance of all required governmental approvals and permits, the settlement of any claims made against the Company or otherwise affecting the Company and its development projects and the receipt of adequate financing. Development projects may have no operating history upon which to base estimates of future operating costs and capital requirements. Particularly for development projects, estimates of ore reserves, metal recoveries and cash operating costs are to a large extent based upon the interpretation of geological data obtained from drill holes and other sampling techniques, metallurgical test work and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of metal from the ore, comparable facility and equipment costs, anticipated climate changes, availability of appropriate supplies of water and power and other factors. As a result, actual cash operating costs and economic returns of any and all development projects may differ significantly from those anticipated in feasibility studies as a result of circumstances not foreseeable at the time of preparation of such studies, delays in obtaining necessary permits, settlement of claims, increases in taxes, rates and other charges and other events that are beyond the Company's control.

         Pending Projects - The development and construction cost requirements for the Company's development projects are significant and are subject to the completion of favorable feasibility studies, receipt of adequate financing and all required governmental approvals and permits and other events. Work on these projects other than the Kemess South mine was postponed in 1997 due to low gold prices and the need to conserve cash to complete construction of the Kemess South mine. The Company plans to update feasibility studies and prioritize the development of its other projects when the price of gold recovers above the $360(US) per ounce level for a sustained period. At the current world market price of gold such projects are uneconomic and, if such price continues, it is unlikely these projects will be completed. The Company is limited in its ability to develop projects pursuant to restrictive covenants contained in existing indentures and credit agreements.

                                      (10)

COMPETITION

         Because mines have limited lives based on proven and probable ore reserves, the Company is continually seeking to replace and expand its ore reserves. The Company encounters competition from other mining companies in connection with the acquisition of properties producing or capable of producing gold and in the recruitment and retention of qualified employees. As a result of this competition, some of which is with companies having significantly greater financial resources, the Company may be unable to acquire attractive mining properties on terms it considers acceptable. In addition, there are a number of uncertainties inherent in any program relating to the location of economic ore reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof. Accordingly, we cannot assure you that the Company's programs will yield new ore reserves to replace mined reserves and expand current reserves. The Company is limited in its ability to acquire properties pursuant to restrictive covenants contained in existing indentures and credit agreements. See "Risk Factors - Adverse Consequences of Financial Leverage".

ABORIGINAL LAND CLAIMS

         Historically, aboriginal groups have asserted rights over land located within their "traditional territory". In order to pursue a claim under established treaty processes, an aboriginal group was required to notify the responsible federal, provincial or territorial government having jurisdiction over the land in question. Each jurisdiction has one or more procedures in place to review and resolve any such claim, after which judicial review becomes available. On December 11, 1997, the Supreme Court of Canada rendered judgment in the case of Delgamuukw et al v. Her Majesty the Queen in Right of the Province of British Colombia, The Attorney General of Canada and the First Nations Summit et al. The impact of the Delgamuukw decision is far from certain and will likely require many years of litigation and possible government intervention before being finally determined. However, the Delgamuukw decision may ultimately result in a significant change in the land claims process in Canada by providing a legal basis for the assertion that "aboriginal title"
takes precedence over "Crown title" and by placing into dispute the Crown's right to grant alienation of such lands without the consultation or consent of any affected aboriginal group. The decision may result in aboriginal groups seeking judicial relief as an alternative to the slower, more complex treaty process. Prior to the Delgamuukw decision, it had been the policy of the British Columbia government to exclude lands leased by third parties from ongoing treaty negotiations with the various aboriginal groups in the Province. The most significant of the mineral claims that make up the Kemess South mine are under lease to the Company from the British Columbia government. The Delgamuukw decision has created uncertainty as to the Crown's right to grant such alienation in the absence of consulting with or obtaining the consent of aboriginal groups claiming territorial rights. Because the future impact of the Delgamuukw decision has yet to be determined, we cannot assure you that future claims, negotiations or judgments will not affect the Company's properties, including its Kemess South mine. If the Company's properties are included in any future negotiated settlements or court awards, there can also be no assurance that the Company would receive adequate compensation. To advance their respective interests, some aboriginal groups may take action which will limit or prevent operations at the Kemess South mine, such as, among other things, road blockades and the interruption of power supply.

CHANGE OF CONTROL

         The Indenture in respect of the Notes (as defined) and the Senior Debentures (as defined) provide that, upon the occurrence of any "Change of Control Triggering Event" or "Change of Control of the Corporation", as the case may be, the Company will be required to make an offer to the Noteholders to prepay the Notes and may be required by the holders of the Senior Debentures (the "Debentureholders") to prepay the Senior Debentures at 101% of the principal amount thereof plus accrued and unpaid interest thereon to the date of prepayment. We cannot assure you that the Company would be able to obtain financing on commercially reasonable terms or at all at such time, and consequently we cannot assure you that

                                      (11)
the Company would be able to prepay the Notes and the Senior Debentures, as the case may be, pursuant to such an offer to holders of Notes or requirements of holders of Senior Debentures. Clause (i) of the definition of "Change of Control Triggering Event" in the Indenture in respect of the Notes and the definition of "Change of Control of the Corporation" in the Senior Debentures includes a sale, lease, exchange or other transfer of "all or substantially all" of the assets of the Company to a person or group of persons. There is little case law interpreting the phrase "all or substantially all" in the context of an indenture. Because there is no precise established definition of this phrase, the ability of the lenders to require the Company to prepay the Notes and the Senior Debentures, as the case may be, as a result of a sale, lease, exchange or other transfer of all or substantially all of the Company's assets to a person or group of persons may be uncertain.

CREDIT RATING CHANGES

         On March 18, 1998, both Standard & Poor's ("S&P") and Moody's Investors Service ("Moody's) downgraded Royal Oak's credit rating. S&P lowered Royal Oak's corporate credit rating from single 'B' to double 'C' and lowered its rating of the Notes from triple 'C' to single 'C'. Moody's lowered its rating of the Notes from B3 to Caa2. On March 27, 1998, S&P raised its corporate credit rating for the Company to single 'B' minus from double 'C' and its rating on the Notes to triple 'C' from single 'C'.

LEGAL PROCEEDINGS

         The Company is involved in various legal proceedings which could, individually or in the aggregate, have a material effect on the Company. See "Legal Proceedings".

                               RECENT DEVELOPMENTS

KEMESS PROJECT

         The Company commenced limited production at the Kemess South mine on May 19, 1998 when hypogene ore was conveyed to line "A", one of two parallel milling and flotation circuits in the concentrator. On June 14, 1998, line "B" was commissioned. Operations at the Kemess South mine are proceeding as planned.

         During the period from commencement of production on May 19 to October 16, the Kemess South operation produced approximately 44,900 ounces of gold and
13.2 million pounds of copper contained in concentrates. The concentrate is transported to the Far East for smelting and refining to recover metal values.

         The Company has made design modifications and changes and adjustments to chemical reagent additions to the flotation circuit in the concentrator to optimize gold and copper recoveries. The average life-of-mine recoveries are estimated to be 82% copper and 78% gold.

         On October 7, 1998, the Company announced that commercial production had been reached.

         The Kemess South mine is substantially in compliance with environmental regulations. The impoundment of tailings from the concentrator is operating successfully as a zero discharge system. Measures adopted to control sediment in local streams have been successfully implemented, and the re-vegetation of areas disturbed during construction is continuing.

         The final construction cost of the Kemess South mine is expected to be approximately $480 million which is an increase of approximately 11.6% over the previously announced cost estimate. The increase is attributed to a number of unforeseen construction-related factors, the most significant of which related to additional costs for the tailings dam construction and the tailings pipeline system. These additional costs accounted for approximately one-half of the cost overrun. The design of the tailings dam was substantially altered due to

                                      (12)
geotechnical considerations related to bedrock and soil conditions. At the Company's request, the tailings pipeline design was changed to increase the number of tailings lines from one to two, in order to decrease the operating risk, adding additional costs to the previous estimates. In the dam and pipeline areas, the previously estimated budgets had not adequately allowed for the added difficulties in the handling of materials, nor for the control of sediments resulting from the earthworks program, nor for the substantial increase in the volumes of materials to be moved as a consequence of redesign. Additional costs were incurred in power line clearing, government assessed stumpage costs, project expenses associated with increased costs resulting primarily from staff requirements, site accommodations, travel, freight and fuel. The remaining overrun amounts were associated with redesign requirements during the mechanical, piping, and electrical stage of the project construction, and bulk construction material quantity reconciliations. Delays in completing the senior secured debenture financing of the Company in June 1998 also contributed to cost overruns. See "Recent Developments - 1998 Financing - Senior Secured Debentures".

1998 FINANCING - SENIOR SECURED DEBENTURES

         The Company entered into a securities purchase agreement with Trilon Financial Corporation ("Trilon") on April 17, 1998 providing for the issuance by the Company to Trilon and Northgate Exploration Limited of Senior Secured
Debentures in the aggregate principal amount of $120(US) million (the "Senior Debentures") (the "Trilon Financing"). The initial draw-down of $115(US) million under the Senior Debentures occurred on June 24, 1998 and $4.75(US) million was drawn down on August 18, 1998. The balance of $0.25(US) million may be drawn down subject to the fulfillment of certain conditions. The Senior Debentures mature June 22, 2000 and bear interest at a rate of 30 day LIBOR plus 6% per annum. Interest payments commenced July 31, 1998 and are payable monthly thereafter.

         The Company issued the Senior  Debentures  for the following  purposes:
(i) to repurchase and retire the Senior Secured Debentures issued by the Company in January 1998 in the principal amounts of $19.5 million and $30.7(US) million and pay accrued interest thereon; (ii) to pay the Company's past due accounts payable attributable to construction of the Kemess South mine; and (iii) to provide the Company with working capital.

         The Senior Debentures are secured by a first fixed and floating charge on all of the present and after acquired property and assets of the Company and certain of its subsidiaries, subject to mutually agreed permitted encumbrances and are redeemable, in whole or in part, in aggregate minimum amounts owing thereon. Under the terms of the Senior Debentures, the Debentureholders can require the Company to transfer ownership of the Kemess South mine to a wholly-owned subsidiary of the Company. The Company received a formal request from the Debentureholders in early July 1998 requiring the transfer of the Kemess South mine to a wholly-owned subsidiary of the Company. The Company has identified adverse tax consequences which may arise from such a transfer. Consequently, the Company has asked the Debentureholders to reconsider their request and discussions between the Company and the Debentureholders are continuing, regarding the proposed transfer.

         The fees payable by the Company to the Debentureholders consist of the following:

         (1) a non-refundable up-front fee of $2.4(US) million, which was paid on closing;

         (2) a non-refundable fee equal to 2% of the outstanding principal and accrued interest payable to the Debentureholders which exceeds the following threshold levels as at the following dates, being (a) $80(US) million on February 15, 1999, and (b) $50(US) million on October 15, 1999; and


                                      (13)

         (3) a royalty payable to Trilon of up to a maximum of 1.62% (the "Royalty") of the gross revenues of the Kemess South mine to be accrued but unpaid for two years and thereafter payable quarterly. The accrued Royalty will bear compound interest at the three-month LIBOR rate plus 1% per annum. The Royalty is to be prorated in the event that the Senior Debentures are redeemed prior to maturity based on the amount redeemed and the timing of such redemption. The Company may acquire the Royalty on June 22, 2003 at the then fair market value, payable in cash on such closing.

HEDGING ARRANGEMENTS

         The Company entered into a number of agreements with Bankers Trust Company ("Bankers"), Macquarie Bank Limited ("Macquarie") and The Bank of Nova Scotia ("BNS") (collectively the "Hedging Parties"), each dated June 22, 1998. As at June 30, 1998, the Company was indebted to Bankers and BNS, pursuant to repayment agreements (the "Repayment Agreements"), in the aggregate amount of approximately $25(US) million, including accrued interest. The Company agreed to pay to Bankers and BNS $500,000(US) and $100,000(US), respectively, on December 1, 1998 and agreed to pay the balance, together with interest at the rate of 12% per annum, in twelve monthly payments, commencing in January, 1999.

         The Company also entered into an agreement with Macquarie (the "Macquarie Agreement') pursuant to which the Company agreed to secure the payment of certain present and future indebtedness under hedging contracts between the Company and Macquarie to the extent that any such indebtedness becomes due.

         In connection with the Repayment Agreements and the Macquarie Agreement, the Company entered into a trust indenture (the "Hedging Indenture") dated as of June 22, 1998 with Montreal Trust Company of Canada (the "Hedging Trustee"), pursuant to which the Company and certain subsidiaries granted, and may in the future grant, security in the assets, property and undertaking of the Company and such subsidiaries to the Hedging Trustee up to a maximum amount of $50(US) million for the benefit of the Hedging Parties and, subject to certain conditions, other providers of credit in respect to hedging and related activities of the Company. The security constituted by the Hedging Indenture ranks junior in priority to the security held by the Debentureholders. The Hedging Indenture provides for the issuance and pledging of three bonds (the "Bonds") by the Company in favour of the Hedging Parties as security for the indebtedness owed, and, in the case of Macquarie, certain indebtedness which may become owing by the Company to the Hedging Parties. The Bonds issued to Bankers, BNS and Macquarie, each dated June 22, 1998, are in principal amounts of $21(US) million, $5(US) million and $15(US) million, respectively. The Company may in the future issue bonds under the Hedging Indenture to secure any future indebtedness under agreements which may be entered into by the Company in respect to hedging and related activities of the Company, subject to the maximum amount specified above.

SENIOR SUBORDINATED NOTES

         In order to obtain the required consent to the issuance of the Senior Debentures, the Company and the holders ("the Noteholders") of the Company's $175(US) million Senior Subordinated Notes due 2006 (the "Notes") agreed to certain amendments and supplements to the Indenture dated as of August 12, 1996 among the Company, Kemess Mines Inc. and Mellon Bank, F.S.B., as trustee, as amended by the First Supplemental Indenture dated as of December 31, 1997 and the Second Supplemental Indenture dated as of January 31, 1998 between the Company and Chase Manhattan Trust Company, National Association ("Chase"), as successor trustee to Mellon Bank, F.S.B. (as so supplemented and amended, the "Indenture"). The Indenture was amended and supplemented by:

         (1) the Third Supplemental Indenture dated as of May 19, 1998 which reduces the length of time required to set a record date for determining the Noteholders entitled to consent to any amendment or supplement of the Indenture or any waiver pursuant thereto from 30 days to 3 days prior to the first solicitation of such consent;

                                      (14)

         (2) the Fourth Supplemental Indenture dated as of June 22, 1998 which has the effect of: (i) increasing the interest rate payable on the Notes by 175 basis points to 12.75% per annum effective May 30, 1998; (ii) increasing the limits on aggregate Permitted Indebtedness (as defined in the Indenture) to $120(US) million (to permit the issuance of the Senior Debentures) and, to the extent the Senior Debentures are repaid, establishing a working capital facility; (iii) allowing the transfer in the future of the Kemess South mine to a new wholly-owned Subsidiary (as defined in the Indenture); (iv) allowing such Subsidiary to guarantee repayment of certain Senior Indebtedness (as defined in the Indenture) and the Notes; (v) providing for the granting of collateral security by the Company and its subsidiaries to secure the Notes; and (vi) allowing the Company to redeem the Notes at a purchase price of 105.5% of the principal amount of the Notes plus all accrued and unpaid interest at any time before August 15, 2001; and

         (3) the Fifth Supplemental Indenture dated as of June 22, 1998 which provides that in the event of certain bankruptcy or other similar proceedings in which the Debentureholders and the Noteholders may be placed in the same class of creditors, Noteholders who consent to the Fifth Supplemental Indenture have agreed for the benefit of themselves and their assignees:
                  (i) to take all steps reasonably within their control or power to place the Noteholders in a different class of creditors from the Debentureholders; and (ii) to assign to the Debentureholders their voting rights in any such proceedings to enable the Debentureholders to vote against and defeat any restructuring plan presented to any class of creditors which includes both the Debentureholders and the Noteholders.

         Pursuant to the Fourth Supplemental Indenture, the Company and certain of its subsidiaries granted and may in the future grant security in favour of Chase, as trustee, and CIBC Mellon Trust Company ("CIBC Mellon"), as collateral agent, in the assets, properties and undertaking of the Company and such subsidiaries to secure repayment of principal and interest owing on the Notes and all other present and future amounts owing under the Indenture. The Fourth Supplemental Indenture included an Inter-Creditor Agreement between, among others, the Debentureholders, Chase, as trustee, and CIBC Mellon, as collateral agent, pursuant to which the security of the Debentureholders was confirmed as having priority over and ranking senior to the security held by Chase and CIBC Mellon on behalf of the Noteholders. Pursuant to the Fourth Supplemental
Indenture, Chase, as trustee, and CIBC Mellon, as collateral agent, also acknowledged to the Company, the Hedging Trustee and the Hedging Parties that the security constituted by the Hedging Indenture ranks in priority to the security held by Chase and CIBC Mellon on behalf of the Noteholders.

         Noteholders who executed consents to the Third, Fourth and Fifth Supplemental Indentures were entitled to receive, pro rata based on the percentage of principal amount of Notes held, a consent fee equal to an aggregate of 10 million common shares of the Company issued in a private placement not required to be registered under the Securities Act, at a deemed issue price of $1.125(US) per common share. Resale of the common shares received as consent fees are being registered on behalf of the Selling Shareholders pursuant to the Registration Statement of which this Prospectus is a part. The Third and Fourth Supplemental Indentures are binding on all Noteholders while the Fifth Supplemental Indenture is binding only on the Noteholders who provided their consent to such supplemental indenture. Approximately 99% of Noteholders consented to the Fifth Supplemental Indenture.

WRITEDOWN OF ASSETS

         In September 1998, the Company completed an analysis of the carrying value of its assets at a gold price of $300(US) per ounce to determine recoverability of its investments.

         A key part of this analysis is the absence of gold production sold forward which historically the Company has entered into from time to time to reduce certain of the risks associated with gold price volatility. These historic hedge positions have significantly increased the realized price received for gold production sold by the Company with premiums above spot price

                                      (15)
ranging from $20(US) per ounce to $93(US) per ounce over the past 6 years. Currently, the Company has no gold production sold forward and is selling all gold production into the spot market. In addition, the Company is limited in its ability to hedge its gold production because of certain covenants related to its indebtedness. This restriction limits the premium above the spot gold price that the Company is able to realize on its gold sales.

         As a result of this analysis, the Company intends to make a pre-tax provision of approximately $81 million for the revaluation of the carrying value of its assets to their estimated realizable value. This writedown will be reflected as a non-cash charge in the consolidated financial statements for the period ended September 30, 1998 and is not expected to significantly affect cash flow from operations and/or earnings before interest, taxes, depreciation and amortization in 1998. The writedown of approximately $81 million affects the carrying value of the Company's assets at its mining operations in Timmins, Ontario and Yellowknife, Northwest Territories, as well as certain exploration and development properties. The carrying value of the Company's Kemess South mine and total Kemess property position is not affected by the writedown.

         At December 31, 1997, the Company valued its ore reserves at a gold price of $495(Cdn.) per ounce (equivalent to $350(US) an ounce at that time). The steady decline in the gold price over the last three years will likely result in the Company valuing its ore reserves at a gold price of $300(US) per ounce at year-end 1998. Whereas this is expected to result in a downward revision of mineable ore reserves at the Company's Timmins and Yellowknife mining operations (net of production and exploration in 1998), the Company believes that the amount of gold contained in mineable ore reserves at the Kemess South property, which accounted for approximately 60% of the Company's total gold contained in mineable ore reserves at December 31, 1997, will not be effected by valuation at a gold price of $300(US) per ounce.

ISSUANCE AND EXERCISE OF SPECIAL WARRANTS

         The Company filed a short form prospectus dated August 31, 1998 in the provinces of Alberta, British Columbia, Newfoundland and Ontario in respect of 4,103,663 Common Shares issuable upon the exercise of 4,103,663 special warrants. The special warrants, which had been issued by the Company on June 24, 1998 at a price of $1.30 per special warrant, entitled the holder to acquire one Common Share per special warrant without payment of additional consideration. The Company received net proceeds from the sale of special warrants of approximately $5.2 million, all of which was used to reduce the Company's outstanding accounts payable. No cash proceeds were received directly by the Company. All of the special warrants have been exercised and 4,103,663 Common Shares have been issued in offshore transactions in accordance with Regulation S under the Securities Act.

ISSUANCE OF COMMON SHARES

         The Company filed a short form prospectus dated October 23, 1998 in the provinces of Alberta, British Columbia, Manitoba, Newfoundland and Ontario in respect of 7,079,646 Common Shares to be issued by the Company at a price of $1.13 per Common Share. The Company will receive net proceeds from the sale of Common Shares of approximately $8,000,000, all of which will be used to reduce the Company's accounts payable. No cash proceeds will be received directly by the Company. The 7,079,646 Common Shares will be issued in offshore transactions in accordance with Regulation S under the Securities Act.

                                 USE OF PROCEEDS


All of the Common Shares offered hereby are being sold by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of the Common Shares being offered hereby.

                                      (16)

                        PRICE RANGE AND TRADING VOLUME OF
                                  COMMON SHARES


TRADING ON THE AMERICAN STOCK EXCHANGE

         The consolidated volume of trading and price ranges in United States dollars of the Common Shares on the AMEX are set forth in the following table for the periods indicated:


         PERIOD                                    HIGH          LOW           VOLUME

         1997

         First Quarter....................         3.625        2.813        24,437,500

         Second Quarter...................         3.125        2.188        20,441,100

         Third Quarter....................         2.875        1.625        30,072,400

         Fourth Quarter...................         3.000        0.938        65,651,200

         1998

         First Quarter....................         1.625        0.625        57,559,000

         Second Quarter...................         1.188        0.750        26,560,100

         Third Quarter....................         0.875        0.375        29,902,000



         October (1 - 28).................         0.938        0.625        15,802,600

         The closing price of the Common Shares on the AMEX on October 28, 1998 was $0.688(US).

TRADING ON THE TORONTO STOCK EXCHANGE

         The volume of trading and price ranges of the Common Shares on the TSE are set forth in the following table for the periods indicated:

         PERIOD                                           HIGH         LOW            VOLUME

         1997

         First Quarter..........................          5.00         3.77        15,972,645

         Second Quarter.........................          4.34         3.00         8,505,353

         Third Quarter..........................          3.93         2.25        13,158,220

         Fourth Quarter.........................          4.15         1.37        23,944,681




                                      (17)

         PERIOD                                          HIGH            LOW           VOLUME

         1998

         First Quarter..........................         2.30          0.85       19,091,759

         Second Quarter.........................         1.73          1.16       5,693,737

         Third Quarter..........................         1.32          0.55       6,847,534


         October (1 - 28).......................         1.35          0.95       4,067,854

         The closing price of the Common Shares on the TSE on October 28, 1998 was $1.08.

                                LEGAL PROCEEDINGS

         The Company is from time to time involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company is also subject to proceedings, lawsuits and other claims, including proceedings under laws and regulations related to environmental and other matters. No assurance can be given as to the ultimate outcome with respect to such claims and litigation. The resolution of such claims and litigation could be material to the Company's operating results of any particular period, depending upon the level of income for such period. In addition, the Company is subject to reassessment for income and mining taxes for certain years. It does not believe that adverse decisions in any potential tax reassessments or any amount which it may be required to pay by reason thereof will have a material adverse effect on the financial condition or future results of operations of the Company.

         Mack Lake Mining Corp. v. Giant Yellowknife Mines Limited, et al, (October 1983), begun in the Supreme Court of Ontario where the action has since been stayed, and in the Northwest Territories as action no. 7031/83(NWT) alleging, inter alia, title to the Salmita mineral claims, an accounting of profits made, and damages in the sum of $10 million. The Company is one of nine named defendants (including the original title holders) and has defended, inter alia, on the basis of being a "bona fide purchaser for value without notice". Pleadings and productions are complete, however pretrial discovery remains incomplete.

         Fullowka et al v. Royal Oak Mines Inc. et al, (September 1994; served July 1995), begun by widows and dependents of nine miners killed during the 1992 strike at the Giant mine in the Supreme Court of the NWT as action no. CV 05408 alleging, inter alia, negligence on the part of the Company and two named directors/officers (along with 23 other named defendants). Roger Warren, a member of the Union, was charged and subsequently convicted of causing the deaths by explosion. The claim against the Company and all named defendants but one totals approximately $10.8 million plus interest and costs. The claim against the two directors/officers and all defendants, excluding the Company, totals approximately $33.65 million plus taxes, interest and costs. The Company has denied any negligence on its part. Pleadings and productions are complete; pre-trial discovery has commenced and is scheduled to continue throughout 1998. A second action (action no. CV 06964) has been commenced recently by the widows against the "John Does" in the original action; two of whom have served notices of third party claims against, inter alia, the Company and the two directors/officers aforesaid. Some of the Defendants have moved the court to strike the second action as being untimely. The Northwest Territories Workers' Compensation Board has rendered a decision that the immunity provisions of the Workers' Compensation Act do not apply to one of the named directors/officers, and an order has recently been obtained quashing this decision although it is likely that the order will be appealed.

                                      (18)

         James A. O'Neil v. Margaret K. Witte and William J.V. Sheridan (April 28, 1997), claim begun in the Supreme Court of the Northwest Territories as action no. CV 07028 seeking damages of $2 million plus interest and costs and alleging post-traumatic stress in connection with the factual events referred to in the preceding claim. The Company has been served with a third party notice, however, in the opinion of counsel this notice is improper and will be discontinued.

         Falconbridge Limited and Windy Craggy Exploration Limited v. Kemess Mines Inc. and Royal Oak Mines Inc. et al, (June 1996), begun in the Supreme Court of British Columbia as action no. C962983 alleging, inter alia, breach of contract, breach of the duty of good faith, breach of fiduciary duty and unjust enrichment arising from and related to agreements entered into in 1983 and 1984 between the plaintiffs and Geddes Resources Limited providing for a 22.5% royalty on the Windy Craggy claims; and the impact on same of the British Columbia government's appropriation of the claims for park purposes in 1993 and its subsequent resolution of Geddes' claim for compensation under the 1995 Heads of Agreement. Pleadings are complete and pretrial discovery is largely complete. The trial is scheduled to commence in 1999.

         Tsay Key Dene and Takla Indian Bands v. Kemess Mines Inc. et al, (February 1997), begun in the Supreme Court of British Columbia as action no. 97 0723 seeking injunctive relief and an order setting aside the Certificate of Approval, License of Occupation and Permits to Cut for the Kemess South mine and its power line for, amongst other causes, alleged failure on the part of the British Columbia government to adequately consult with the Bands before granting the documents in issue and for alleged bias on the part of the Government related to the Heads of Agreement entered into between the British Columbia government and the Company in August 1995 in, inter alia, settlement of the Windy Craggy compensation claim. Interim and interlocutory injunction applications were denied by two separate judges of the British Columbia Supreme Court and have not been appealed by the petitioners. Hearing on the merits of the petitioners' claims was scheduled to commence in September 1997 but was adjourned at the petitioners' request to accommodate a court supervised mediation process between the British Columbia government and the petitioners, which began in August 1997, continued into December 1997 and was adjourned in January 1998 upon the withdrawal by one of the petitioners following pronouncement of the Delgamuukw decision by the Supreme Court of Canada. See "Risk Factors - Aboriginal Land Claims". In May 1998, the Takla Indian Band discontinued the proceeding against the Defendants. Also in May 1998, the other petitioner, the Tsay Key Dene, and the Provincial Government agreed to mediation, and the scheduled proceedings will be adjourned pending results of the mediation.

         Tsay Key Dene Indian Band and Grand Chief v. The Attorney General of Canada, Her Majesty the Queen in the Right of Canada and Her Majesty the Queen in the Right of B.C. et al, (January 1998), begun in the Supreme Court of British Columbia as action no. 98 0232. Even though the Company is not a party to this proceeding, the relief claimed could adversely impact the Kemess South mine and as a result the Company may seek intervenor status. The plaintiff, relying on the Delgamuukw decision, asserts that federal and provincial approval of the Kemess South mine constituted an infringement of the plaintiff's aboriginal rights and title to the land on which the Kemess South mine is located and further constituted a breach by both governments of their fiduciary and constitutional obligations. The plaintiff seeks declarations of statutory invalidity rendering all licenses and permits granted thereunder unconstitutional, void and unenforceable; damages from the named Provincial Ministries and departments, and injunctive relief designed to prevent the Kemess South mine from operating.

         Takla Lake Indian Band v. The Attorney General of Canada, Her Majesty the Queen in the Right of B.C. and Royal Oak Mines Inc., (February 1998), begun in the Supreme Court of British Columbia as action no. 03742 seeking declarations of statutory invalidity and negation of all licenses, permits and decisions regarding the Kemess South mine made thereunder; and damages and injunctive relief. As with the preceding action, this action appears to be founded on the Delgamuukw decision and claims aboriginal use of and title to the lands on which the Kemess South mine is located. Outside counsel has been retained and the Company intends to vigorously respond and defend.

                                      (19)

         Golden Hill Ventures Ltd. v. Kemess Mines Inc., (September 1997), begun in support of Golden Hill's Builder's Lien in the Supreme Court of British Columbia as action no. 10023 (Smithers) and relocated as action no. 4146 (Prince George) alleging, inter alia, pre-tender and contractual misrepresentations relied on to Golden Hill's detriment, breach of contract, quantum meruit, unjust enrichment and an "extras" claim for work and materials in a sum that doubles the original contract amount. The amount claimed is for the holdback under the contract, less outstanding room and board owed by the plaintiff (being the amount of $309,507.00), plus extras in the amount of $6,153,395.00. The Company is disputing the alleged misrepresentations and challenging the extras claimed as being related to and arising from alleged deficiencies in the plaintiff's performance of the contract and is asserting a counterclaim for losses arising from delay in the plaintiff's performance including the work of subsequent contractors. Pretrial discovery commenced during the summer of 1998 and is continuing.

         Royal Oak Mines Inc. v. Tercon Contractors Ltd. (arbitration; January 1998 and heard March-May 1998, ongoing) Tercon Contractors Ltd. v. Royal Oak Mines Inc. (builders lien proceeding) (May 1998). On March 20, 1998, the arbitrator entered an award finding against the Company generally and directed that the parties attempt to agree as to actual amounts owing, absent which agreement the arbitrator would retain jurisdiction over the matter for the purpose of determining the amount of a final monetary award against the Company. On May 5, 1998, the arbitrator made a partial award in the amount of $6,453,105.28. A court order that the award could be enforced as a judgment was made on May 7, 1998. On May 13, 1998, Tercon obtained a writ of seizure and sale of the Kemess South mine lease and claims. The Company challenged the same and on June 4, 1998, the court ordered the return of the mine lease and claims, stayed any execution against the same under this proceeding and under the builders lien proceeding commenced by Tercon. The court ordered the Company to pay $3,500,000 to Tercon from the proceeds of the Trilon financing (which amount has been paid) and permitted the Company to make application for payment terms as to the balance. This application is set to be heard October 30, 1998. In the builders lien action commenced by Tercon, Tercon has obtained a declaration that it is entitled to a claim of lien in the amount of $2,953,185.28. This action has not been completed, and while Tercon is expected to proceed with the builders lien action, no date for the completion thereof has been set. Further proceedings on the builder's lien claim are likely to be dependent on the outcome of the October 30th application. In addition, in May 1998, Royal Oak commenced proceedings against Tercon for misrepresentation in connection with the subject contracts. This proceeding is in its very early stages.

         Additional Builders' Liens and Claims. The Company has also received notice of and is in the process of responding to builders' liens filed against the Kemess South mine and/or claims arising out of work performed at the Kemess South mine by various contractors.

         One of the claimants, Focus Industrial Contractors Inc. commenced an action in the Supreme Court of British Columbia in May 1998 as action 0982755 against the Company and certain of its employees, its subcontractor, Great West Electric Co. Ltd., and its employee, claiming $914,604 for conversion. The Company is defending the action and has agreed to indemnify the other defendants.

         Pollution Abatement Order: On July 16, 1997, the Company was served with a Pollution Abatement Order by the Province of British Columbia under section 31 of its Waste Management Act, respecting the Kemess South mine. The basis for the order was the release of total suspended solids into Kemess Creek and associated tributary water courses asserted to be at potentially deleterious levels. The release related to soil, dust, and mud that entered the creek system during very heavy rains encountered during the earth-moving construction work at the mine site. The Company has cooperated with both the British Columbia and federal ministries since issuance of the order and implemented a plan that dealt with sediment control techniques and structures during the 1998 Spring runoff. A joint government investigation into the sedimentation issue and the likely impact of same on fish in the Kemess creeks began in March 1998.

                                      (20)

                              SELLING SHAREHOLDERS

         The Common Shares offered hereby were issued by the Company to the holders (the "Noteholders") of its Series B Secured 12.75% Senior Subordinated Notes due 2006 (the "Notes"). In June 1998, Royal Oak completed a $120(US) million Senior Secured Debenture offering to Trilon and Northgate Exploration Limited. The Company solicited consents from all Noteholders for amendments and supplements to, and a waiver under, the indenture dated August 12, 1996 (the "Indenture") pursuant to which the Notes were issued, all of which were necessary to complete the Trilon Financing. The Company agreed to pay a consent fee to beneficial owners of the Notes who consented to all of the proposed amendments to, and waiver under, the Indenture. The consent fee is payable by way of issuance to the beneficial holders of Notes, pro rata based on the percentage of principal amount of Notes held, of an aggregate of 10,000,000 Common Shares of the Company on a private placement basis at a deemed issue price of $1.125(US) per Common Share. See "Recent Development - 1998 Financing Senior Secured Debentures.

         The Company has agreed to register the Common Shares under the Securities Act of 1933, as amended (the "Securities Act") and to pay most expenses in connection therewith. The Common Shares may be offered and sold pursuant to this Prospectus by the persons named below (the "Selling Shareholders"). Except for their status as Noteholders and as indicated below, none of the Selling Shareholders has or, within the past three years, has had, any material relationship with the Company. The Company will not receive any of the proceeds from the sale of the Common Shares registered hereunder by the Selling Shareholders.

         Set forth below is the name of each Selling Shareholder and opposite his/her name is the number of Common Shares held by such holder, as of the date of this Prospectus, and the number of Common Shares to be offered hereby. None of the Selling Shareholders holds in excess of one percent (1%) of the class of Common Shares.

                                                                   NUMBER OF COMMON SHARES     NUMBER OF COMMON SHARES
                       NAME                                                 OWNED                   OFFERED HEREBY
         Bost & Co.                                                       276,968.00                 276,968.00
         NationsBanc Montgomery Securities, LLC                           463,149.00                 463,149.00
         Nesbitt Burns Inc.                                                57,533.00                  57,533.00
         Clayton H. Schubert Jr. & Margaret M. Schubert                       287.00                     287.00
         Co TTEES FBO Development Economics Pension
         Plan Dtd 12/29/84
         Clayton Schubert Cust for Clayton Randolph                           287.00                     287.00
         Schubert u/ca UGMA
         Owen Ward                                                          1,438.00                   1,438.00
         Delaware Charter Guarantee & Trust Co.                               287.00                     287.00
         FBO William Isaacs IRA
         Asa Chandler                                                         287.00                     287.00
         Delaware Charter Guarantee & Trust Co.                             5,753.00                   5,753.00
         Cust Lee W. Minton Jr. IRA
         Barry Schneiderwind                                                5,753.00                   5,753.00
         CIBC Oppenheimer                                                 265,002.00                 265,002.00
         IFTC                                                           1,206,775.00               1,206,775.00
         Waleelight & Co.                                                 184,109.00                 184,109.00
         Gauge & Co.                                                      306,368.00                 306,368.00
         Sidefin & Co.                                                     57,533.00                  57,533.00
         Grain & Co.                                                       23,013.00                  23,013.00
         Long Bluff & Co.                                                 215,752.00                 215,752.00
         Bearding & Co.                                                     4,314.00                   4,314.00
         Saxon & Co.                                                       66,164.00                  66,164.00
         Bernard Heerey                                                    29,342.00                  29,342.00
         Nathaniel Grey                                                     8,628.00                   8,628.00
         Comac International NV                                           395,833.00                 395,833.00

                                      (21)

                                                                   NUMBER OF COMMON SHARES     NUMBER OF COMMON SHARES
                       NAME                                                 OWNED                   OFFERED HEREBY
         Comac Partners LP                                                472,641.00                 472,641.00
         Comac Endowment Fund LP                                          181,519.00                 181,519.00
         Contrarian Capital Fund 1 LP                                     434,669.00                 434,669.00
         Contrarian Capital Offshore Fund Limited                          33,139.00                  33,139.00
         Trident Tr Co LMTD (Cayman) LMTD
         Contrarian Capital Fund II LP                                    252,517.00                 252,517.00
         FAMCO Income Partners                                            115,067.00                 115,067.00
         FAMCO Value Income Partners                                      356,710.00                 356,710.00
         Long Term Capital Portfolio LP LT 53 LTC Corp.                   287,670.00                 287,670.00
         DFG Corporation MAB Capital Offset                               129,451.00                 129,451.00
         ZPG Securities LLC Acorn/Fam                                      17,259.00                  17,259.00
         Wight Martindale, Jr.                                              2,877.00                   2,877.00
         Hare & Co.                                                     1,236,981.00               1,236,981.00
         IRA-F/B/O George D. Nagrodsky                                      1,726.00                   1,726.00
         Gruntal & Co. as Custodian
         OBIE & Co.                                                     1,165,061.00               1,165,061.00
         Gerlach & Co.                                                    287,670.00                 287,670.00
         Goldman Sachs & Co.                                               85,553.00                  85,553.00
         Batrus & Co.                                                      11,506.00                  11,506.00
         Auer & Co.                                                         2,877.00                   2,877.00
         Swim & Co.                                                       678,900.00                 678,900.00
         Heisen & Co.                                                     172,601.00                 172,601.00
         T. Finn & Co.                                                     33,656.00                  33,656.00
         c/o Chase for acct #N76304-35
         Ingalls & Snyder LLC                                             283,123.00                 283,123.00
         Lewis Kahn                                                         3,739.00                   3,739.00
         Jordan A. Grey                                                     1,438.00                   1,438.00
         Smith Barney Inc.                                                  5,753.00                   5,753.00
         Harbor Fund II LP                                                 28,767.00                  28,767.00
         Paragon Capital Corp.                                                287.00                     287.00
         Dr. Earl Shneider                                                  1,438.00                   1,438.00
         Famco Off Shore Ltd. Hemisphere Mngmt.                             5,062.00                   5,062.00
         Milton S. Lider Trust                                                575.00                     575.00
         DTD 4/17/97 Milton S. Lider TTEE
         Fahnestock & Co. Inc.                                              8,918.00                   8,918.00
         Richard M. Young                                                   5,753.00                   5,753.00
         Anne N. Young                                                      2,877.00                   2,877.00
         Jeffrey Bremser                                                      575.00                     575.00
         Charles G. Hanson TTEE                                             2,877.00                   2,877.00
         Charles G. Hanson Trust dtd 8/6/93
         Shirley Bush Helzberg TTEE                                         4,890.00                   4,890.00
         Shirley Bush Helzberg Rev Trust dtd 12/23/94
         Ray D. Jones Jr.                                                   1,726.00                   1,726.00
         Madalene Olander Woodbury                                            575.00                     575.00
         Madalene Orlander Woodbury Liv Revocable
         Trust dtd 11/6/96
         Thomas H. Woodbury                                                   575.00                     575.00
         Philip L. Woodbury                                                 1,726.00                   1,726.00
         Philip L. Woodbury Rev Trust U/A dtd 4/25/90
         Albert D. Kramer &                                                   575.00                     575.00
         Gail S. Kramer JWRDS
         Comac Partners                                                    46,027.00                  46,027.00
         Wayne Hummer Investments LLC                                         575.00                     575.00
         FBO John T. Brennan IRA Plan

                                      (22)

                                                                   NUMBER OF COMMON SHARES     NUMBER OF COMMON SHARES
                       NAME                                                 OWNED                   OFFERED HEREBY
         Account #0520937715
         Wayne Hummer Investments LLC                                         575.00                     575.00
         FBO Bonnie L. Brennan IRA Plan
         Account #0520937517
         Marcia Weisz                                                       1,726.00                   1,726.00
         Annette Starr Trustee                                              1,726.00                   1,726.00
         Annette Starr Self Decl Trust, UAD 10/2/90
         William Smulders & Joan Smulders JT TEN                              575.00                     575.00
         Steve Rochell                                                      2,301.00                   2,301.00
         Ernst & Company                                                    5,753.00                   5,753.00
         Hare & Co.                                                         5,753.00                   5,753.00
         Bunk Doherty & Griffin SC                                          4,027.00                   4,027.00
         Edwin R. Buster III                                                5,753.00                   5,753.00
         Jacques Geyer                                                      9,204.00                   9,204.00
         Mary E. Glade                                                        287.00                     287.00
         Tim Horrigan                                                       1,438.00                   1,438.00
         Stanley Kwitek                                                     1,150.00                   1,150.00
         Jesse P. Luton Jr. &                                               2,877.00                   2,877.00
         Helen J. Luton Jt Ten
         Arnold W. Manske &                                                 2,301.00                   2,301.00
         Clarice M. Manske Jt Ten
         Ruth E. Martin Irrevocable Trust                                   1,150.00                   1,150.00
         Victor Planeaux &                                                  1,150.00                   1,150.00
         Dorothy C. Planeaux Jt Ten
         2832 Ashfield Lane
         Joseph Horrigan                                                      575.00                     575.00
         William M. Breen                                                     575.00                     575.00
         CP Sanders &                                                         575.00                     575.00
         Margaret B. Sanders Jt Ten
         Marvin Harold Bock Trust                                             575.00                     575.00
         Marvin Harold Bock TTEE
         John Gohmann                                                         575.00                     575.00
         Tejas Securities Group                                             2,877.00                   2,877.00
         Prudential Securities                                              1,726.00                   1,726.00
         Custodian for Nathaniel I. Grey
         Prudential Securities                                                575.00                     575.00
         Custodian for David Muething
         Nathaniel I. Grey &                                                  575.00                     575.00
         Herbert M. Grey Ten Comm
         Justin A. Bereny &                                                   575.00                     575.00
         Frances E. Bereny Jt Ten
         Albert D. Kramer &                                                   575.00                     575.00
         Gail S. Kramer Jt Ten
                                                                       -------------              -------------
                                                                          10,000,000                 10,000,000
                                                                          ----------                 ----------

                              PLAN OF DISTRIBUTION

         Offers and sales of Common Shares pursuant to this Prospectus may be effected by each of the Selling Shareholders from time to time in one or more transactions, directly by such Selling Shareholders or through underwriters, brokers, dealers or agents to be designated from time to time, at prices and on terms then prevailing in the market or in privately negotiated transactions. Such


                                      (23)
offers or sales may be effected in any legally available manner, including without limitation (i) directly in privately negotiated transactions, (ii)
through purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this Prospectus, (iii) through block trades in which a broker-dealer will attempt to sell the Common Shares as agent but may resell a portion of the block as principal to facilitate the transaction, (iv) through transactions on the American Stock Exchange and The Toronto Stock Exchange in accordance with the rules of such exchanges, (v) through ordinary broker's transactions and transactions in which the broker solicits the purchasers, and (vi) through any combination of two or more of the foregoing.

         In connection with the sale of the Common Shares, underwriters, brokers, dealers and agents may receive compensation from the Selling Shareholders or from purchasers of the Common Shares in the form of discounts, concessions or commissions. Underwriters, brokers, dealers and agents who participate in the distribution of the Common Shares may be deemed to be underwriters, and any discounts or commissions received by them from the Selling Shareholders and any profit on the resale of Common Shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

         At the time a particular offer of Common Shares is made, if and to the extent required, this Prospectus will be accompanied by a Prospectus Supplement setting forth the specific number of Common Shares offered, the name of the Selling Shareholders making the offer, the offering price and the other terms of the offering, including the names of any underwriters, agents, dealers and brokers involved and the compensation, if any, of such underwriters, agents, dealers or brokers.


                       WHERE YOU CAN FIND MORE INFORMATION

         The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 under the Securities Act (the "Registration Statement") with respect to the registration of the shares offered under this Prospectus. This Prospectus constitutes a part of the Registration Statement and, in accordance with the rules of the Commission, omits certain of the information contained in the Registration Statement. For such information, reference is made to the Registration Statement and the exhibits thereto.

         The Company files annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy any reports, statements or other information that the Company files at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Company makes its filings with the Commission electronically and such filings are also available to the public on the Commission's internet site at http://www.sec.gov. You may also inspect the Company's Commission reports and other information at the office of NASDAQ Operations, 1735 K Street, N.W., Washington, D.C. 20006.

             INCORPORATION OF INFORMATION FILED WITH THE COMMISSION

         The following documents and portions of documents filed by the Company with the Commission are hereby incorporated by reference into this Prospectus and made a part hereof:

         (a)      Form 10-K of the Company for the year ended December 31, 1997;

         (b)      Form 10-Q of the Company dated May 15, 1998;

         (c)      Form 10-Q of the Company dated August 14, 1998;

         (d)      Form 8-A12B of the Company dated March 2, 1998;

         (e) Form 8-K of the Company dated January 8, 1998 with respect to the Company's closing in escrow of its $44 (US) million Senior Secured Debenture financing;

                                      (24)

        (f) Form 8-K of the Company dated January 8, 1998 with respect to the establishment of a record date of November 30, 1997 for obtaining the consent of the $175 (US) million Senior Subordinated Note holders;

        (g) Form 8-K of the Company dated January 19, 1998 with respect to reaching an agreement with a majority of the $175 (US) million Senior Subordinated Note holders to consents acceptable to the $44 (US) million Senior Secured Debenture holders;

        (h) Form 8-K of the Company dated January 28, 1998 with respect to the Company drawing down funds from the $44 (US) million Senior Secured Debenture financing;

        (i) Form 8-K of the Company dated February 25, 1998 with respect to the adoption of a shareholder rights plan by the board of directors;

        (j) Form 8-K of the Company dated March 11, 1998 with respect to a capital cost increase of 9.3% for the Kemess South mine from previously announced estimates;

        (k) Form 8-K of the Company dated March 17, 1998 with respect to a technical default under the Company's $44 (US) million Senior Secured Debentures;

        (l) Form 8-K of the Company dated March 17, 1998 with respect to the Company holding a conference call on March 18, 1998;

        (m) Form 8-K of the Company dated March 18, 1998 with respect to a summary of the Company's conference call on March 18, 1998;

        (n) Form 8-K of the Company dated March 25, 1998 with respect to the Trilon Financial Corporation $120 (US) million Senior Secured Debenture financing;

        (o) Form 8-K of the Company dated March 30, 1998 with respect to the Company's response to a press release issued by the Tsay Keh Dene Band on March 30, 1998;

        (p) Form 8-K of the Company dated March 31, 1998 with respect to the Company's unaudited operating results for the fourth quarter and year ended December 31, 1997;

        (q) Form 8-K of the Company dated April 7, 1998 with respect to the Company's exploration program for 1998;

        (r) Form 8-K of the Company dated May 12, 1998 with respect to the Company's unaudited financial results for the first quarter ended March 31, 1998;

        (s) Form 8-K of the Company dated May 15, 1998 with respect to arrangements to receive consents from the majority of the $175(US) million Senior Subordinated Note holders;

        (t) Form 8-K of the Company dated June 16, 1998 with respect to the filing of annual financial statements;

        (u) Form 8-K of the Company dated June 24, 1998 with respect to the Company's closing the $120 (US) million Senior Secured Debenture financing with Trilon Financial Corporation;

        (v) Form 8-K of the Company dated July 24, 1998 with respect to the concentrates from the Kemess South mine meeting all assay specifications for pre-payment;

                                      (25)

        (w) Form 8-K of the Company dated August 14, 1998 with respect to the Company's unaudited financial results for the second quarter ended June 30, 1998;

        (x)       Form 8-K of the Company  dated August 17, 1998 with respect to
                  the  Kemess  South  mine  meeting  all  design   criteria  for
                  processing hypogene ore;

        (y) Form 8-K of the Company dated September 15, 1998 with respect to a short form prospectus for the issuance of 4,103,633 common shares upon the exercise of 4,103,633 special warrants;

        (z) Form 8-K of the Company dated September 22, 1998 with respect to a $81(US) million writedown of the Company's assets in the third quarter;

        (aa) Form 8-K of the Company dated October 7, 1998 with respect to the Kemess South mine reaching commercial production;

        (bb) Form 12b-25 relating to the Company's Form 10-K dated March 31, 1998; and

        (cc) Proxy Statement of the Company dated May 21, 1998 prepared in connection with the Company's annual and special meeting of shareholders held on June 26, 1998, filed under cover of
                  Schedule 14A.

        (dd) the description of the Common Shares which is contained in its Registration Statement filed under Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating such description filed subsequent to the date of this Prospectus and prior to the termination of the offering described herein.

                  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this Prospectus and prior to the termination of this offering, shall be deemed to be incorporated by reference into and to be a part of this Prospectus. Any statement contained in or in any document incorporated or deemed to be incorporated by reference into this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded.

                  The Company hereby undertakes to provide without charge to each person, including any beneficial owner to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the information that has been incorporated by reference in this Prospectus (not including exhibits to such information unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Written or oral requests for such copies should be directed to Royal Oak Mines Inc., 5501 Lakeview Drive, Kirkland, Washington, 98033-7314, U.S.A. Attention: Vice-President, Investor Relations, telephone: (425) 822-8992,
Fax: (425) 822-3552.

                                  LEGAL MATTERS

                  The validity of the Common Shares offered hereby will be passed upon for the Company by Lang Michener. Partners and associates of Lang Michener own beneficially, directly or indirectly, 5,000 Common Shares and options to acquire 115,000 Common Shares. In addition, pursuant to a short form prospectus dated October 23, 1998 and in accordance with Registration S under the Securities Act, Lang Michener will receive 176,991 Common Shares. A partner of Lang Michener is a director and Secretary of the Company.

                                     EXPERTS

                  The consolidated balance sheets as of December 31, 1997 and 1996 and the consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997 of the Company included in the Company's December 31, 1997 Annual Report on Form 10-K, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Arthur Andersen, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                      (26)

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

         The registrant estimates that expenses in connection with the offering described in this Registration Statement will be as follows:

Securities and Exchange Commission Registration Fee...................$1,998.26
Accountant's Fees and Expenses...........................................$1,000
Listing Fees...............................................................$N/A
Legal Fees and Expenses.................................................$20,000
Blue Sky Fees and Expenses.................................................$N/A
Miscellaneous..............................................................$N/A
Total................................................................$22,998.26

The registrant will pay all of these expenses.


Item 15.       Indemnification of Directors and Officers

                  Under the Business Corporations Act (Ontario), the Company may indemnify a present or former director or officer or a person who acts or acted at the Company's request as a director or officer of another corporation of which the Company is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he was made a party by reason of his position with the Company and provided that the director or officer acted honestly and in good faith with a view to the best interests of the Company and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Such indemnification may be made in connection with a derivative action only with court approval. A director or officer is entitled to indemnification from the Company as a matter of right if he was substantially successful on the merits and fulfilled the conditions set forth above.

                  In accordance with the Business Corporations Act (Ontario), the By-laws of the Company indemnify a director or officer, a former director or officer, or a person who acts or acted at the Company's request as a director or officer of a corporation in which the Company is or was a shareholder or creditor, and his heirs and legal representatives, against any and all losses and expenses reasonably incurred by him in respect of any civil, criminal or administrative proceeding to which he is made a party by reason of being or having been a director or officer of the Company or other corporation if he acted honestly and in good faith with a view to the best interests of the Company or, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, he had reasonable grounds in believing that his conduct was lawful.

                  A policy of directors' and officers' liability insurance is maintained by the Company which insures directors and officers for losses as a result of claims based upon the acts or omissions as directors and officers of such Company, including liabilities arising under the Securities Act of 1933, as amended, and also reimburses the Company for payments made pursuant to the indemnity provisions under the Business Corporations Act (Ontario).

                  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provision, the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                      (27)

Item 16.       Exhibits


        Exhibit Number            Description of Exhibits

               5                  Opinion of Counsel
              23.1                Consent of Independent Accountants
              23.2                Consent of Counsel (Contained in Exhibit 5)


Item 17.       Undertakings

(a)      The undersigned registrant hereby undertakes:

         1.       To file,  during any period in which offers or sales are being
                  made,  a   post-effective   amendment  to  this   registration
                  statement:

                  (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the "1933 Act");

                  (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the 1934 Act that are incorporated by reference in the registration statement.

         2. That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the 1933 Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the 1934 Act (and, where applicable, each filing of any employee benefit plan's annual report pursuant to Section 15(d) of the 1934 Act) that is incorporated by reference in registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification


                                      (28)
         against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.














                                      (29)

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Kirkland, State of Washington, on the 30th day of October, 1998.



                                        ROYAL OAK MINES INC.



                                        By: /s/ Margaret K. Witte
                                           -------------------------------------
                                              Margaret K. Witte
                                              President and Chief Executive
                                              Officer

         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capabilities and dates indicated.


          SIGNATURES                             TITLE                                      DATE


/s/Margaret K. Witte                                 President,                       October 30, 1998
------------------------------------           Chief Executive Officer                ----------------
Margaret K. Witte                                   and Director
                                            (Principal Executive Officer)


/s/James H. Wood                               Chief Financial Officer                October 30, 1998
-----------------------------------           (Principal Financial and                ----------------
James H. Wood                                    Accounting Officer)


/s/Joseph A. Brand                                   Controller                       October 30, 1998
-----------------------------------                                                   ----------------
Joseph A. Brand


/s/Ross F. Burns                                      Director                        October 30, 1998
-----------------------------------                                                   ----------------
Ross F. Burns


/s/William J.V. Sheridan                              Director                        October 30, 1998
-----------------------------------                                                   ----------------
William J.V. Sheridan


                                                      Director                        October 30, 1998
-----------------------------------                                                   ----------------
J. Conrad Lavigne


                                                      Director                        October 30, 1998
-----------------------------------                                                   ----------------
Dale G. Parker




                                      (30)

                                  EXHIBIT INDEX


EXHIBIT                                                            SEQUENTIAL
 NUMBER              DOCUMENT DESCRIPTION                          PAGE NUMBER

  5          Opinion of Counsel
 23.1        Consent of Independent Accountants
 23.2        Consent of Counsel (Contained in Exhibit 5)               N/A

















                                      (31)